                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                             NORTH BANCSHARES, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  657467-10-6
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                                 (CUSIP Number)


                               Jeffrey Rubenstein
                               Much Shelist Freed
                               200 N. LaSalle St.
                                   Suite 2100
                               Chicago, IL 60601
                                 (312) 346-3100
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 23, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 11
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CUSIP NO. 657467-10-6                                               Page 2 of 11
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

     Emerald Investments Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    71,300
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    71,300
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     71,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 657467-10-6                                               Page 3 of 11
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

     DH2, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    71,300
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    71,300
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     71,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 657467-10-6                                               Page 4 of 11
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gary Hokin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    71,300
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    71,300
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     71,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 657467-10-6                                               Page 4 of 11
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Rob Rubin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    71,300
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    71,300
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     71,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 657467-10-6                                               Page 6 of 11

ITEM 1.   Security and Issuer

The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of North Bancshares, Inc. (the "Issuer") whose principal executive offices are 100 W. North Ave., Chicago, Illinois 60610.

ITEM 2.   Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

Name:                              Emerald Investments Limited Partnership
State of Organization:             Illinois
Principal business:                General investing activities
Address:                           500 Skokie Blvd., Suite 310,
                                   Northbrook, Illinois 60062
General Partner:                   DH2, Inc. (see below)

Name:                              DH2, Inc.
State of Incorporation:            Illinois
Principal business:                General investing activities
Address:                           500 Skokie Blvd., Suite 310,
                                   Northbrook, Illinois 60062
Directors:                         Gary Hokin (see below)
Officers:                          Gary Hokin (President), Rob Rubin
                                   (Managing Director), and Howard Friedman
                                   (Secretary)  (see below)

Name:                              Gary Hokin
Business address:                  500 Skokie Blvd., Suite 310,
                                   Northbrook, Illinois 60062
Principal Occupation:              President of DH2, Inc.
Employer:                          DH2, Inc.
Employer principal business:       General investing activities
Address of employer:               500 Skokie Blvd., Suite 310,
                                   Northbrook, Illinois 60062
Citizenship:                       United States

Name:                              Howard Friedman
Business address:                  130 E. Randolph Street, Suite 3800,
                                   Chicago, Illinois 60601
Principal Occupation:              Attorney-at-Law
Employer:                          Schuyler, Roche & Zwirner.
Employer principal business:       Law Firm
Address of employer:               130 E. Randolph Street, Suite 3800,
                                   Chicago, Illinois 60601
Citizenship:                       United States

Name:                              Rob Rubin
Business address:                  500 Skokie Blvd., Suite 310,
                                   Northbrook, Illinois 60062
Principal Occupation:              Managing Director of DH2, Inc.
Employer:                          DH2, Inc.
Employer principal business:       General investing activities
Address of employer:               500 Skokie Blvd., Suite 310,
                                   Northbrook, Illinois 60062
Citizenship:                       United States

CUSIP No. 657467-10-6                                               Page 7 of 11

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D have been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 71,300 shares (the "Shares") of Common Stock owned by Emerald Investments Limited Partnership ("Emerald") is approximately $915,171. The source of these funds was Emerald's working capital.

ITEM 4.   Purpose of Transaction

Emerald purchased the Shares for general investment purposes. Emerald may, from time to time, depending on market conditions and other investment considerations, purchase additional shares of Common Stock in private or open-market transactions for investment or other purposes, or dispose of shares of Common Stock. Other than as described above, on the filing date, the reporting persons have no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

CUSIP No. 657467-10-6                                               Page 8 of 11


ITEM 5.   Interest in Securities of the Issuer

          (a) Emerald beneficially owns 71,300 Shares which represent 6.2% of the 1,158,942 shares of Common Stock outstanding (as reflected in the Issuer's Form 8-K filed on April 19, 2002). DH2, Inc. ("DH2") is the general partner of Emerald and in this capacity may be deemed to have beneficial ownership of the Shares. Gary Hokin is the sole director and the President of DH2 and in this capacity may be deemed to have beneficial ownership of the Shares. Rob Rubin is the Managing Director of DH2 and in this capacity may be deemed to have beneficial ownership of the Shares. Each of DH2, Gary Hokin, and Rob Rubin disclaim beneficial ownership of the Shares.

          (b) Emerald, as owner of the Shares, has shared power to vote and to dispose of the Shares. DH2 in its capacity as general partner of Emerald may be deemed to have shared power to vote and to dispose the Shares. Gary Hokin, in his capacity as a director and officer of DH2 may be deemed to have shared power to vote and to dispose the Shares. Rob Rubin, in his capacity as an officer of DH2, may be deemed to have shared power to vote and to dispose the Shares. The information disclosed in Item 2 of this Schedule 13D is incorporated by reference herein.

          (c) Other than as disclosed in the attached Exhibit (1) there have been no transactions in the Common Stock effected during the past sixty days by any persons named in paragraph (a) of this Item5.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreement attached as Exhibit (2), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

ITEM 7.   Material to Be Filed as Exhibits

          (1) List of transactions in the Common Stock effected during past sixty days.

          (2) Written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k).

CUSIP No. 657467-10-6                                               Page 9 of 11

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Emerald Investments Limited Partnership
By:  DH2, Inc., general partner                            Date: May 2, 2002
/s/  Rob Rubin
--------------------------------------------
By:  Rob Rubin, Managing Director


DH2, Inc.                                                  Date: May 2, 2002
/s/  Rob Rubin
--------------------------------------------
By:  Rob Rubin, Managing Director


/s/  Gary Hokin                                            Date: May 2, 2002
--------------------------------------------
Gary Hokin


/s/  Rob Rubin                                             Date: May 2, 2002
--------------------------------------------
Rob Rubin

CUSIP No. 657467-10-6                                              Page 10 of 11


                Exhibit (1) Required by Item 5(c) of Schedule 13D

Transactions in the Common Stock effected during the past 60 days by Emerald Investments Limited Partnership:


Date     Number of Shares  Buy/Sell   Price per Share($)   Where/how transacted
----     ----------------  --------   ------------------   --------------------
3/5/2002      1,000        Buy              12.76          Open market purchase
3/5/2002      1,000        Buy              12.565         Open market purchase
4/3/2002        100        Buy              12.31          Open market purchase
4/3/2002        100        Buy              12.14          Open market purchase
4/18/2002     2,200        Buy              13.062         Open market purchase
4/19/2002     2,400        Buy              13.062         Open market purchase
4/22/2002     8,000        Buy              13.005         Open market purchase
4/23/2002    34,200        Buy              13.001         Open market purchase
4/25/2002    11,400        Buy              13.004         Open market purchase

CUSIP No. 657467-10-6                                              Page 11 of 11



                 Exhibit (2) Required by Item 7 of Schedule 13D

                                    Agreement

The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, may be filed in a single statement on behalf of all such persons, and further, each such person designates Jeff Rubenstein as his or its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.

Dated:   May 2, 2002.

Emerald Investments Limited Partnership
By:  DH2, Inc., general partner
/s/  Rob Rubin
-----------------------------------------------
By:  Rob Rubin, Managing Director


DH2, Inc.
/s/  Rob Rubin
-----------------------------------------------
By:  Rob Rubin, Managing Director


/s/  Gary Hokin
-----------------------------------------------
Gary Hokin


/s/  Rob Rubin
-----------------------------------------------
Rob Rubin